Exhibit 99.1

Aphria Inc. Announces Results of its 2020 Annual General Meeting

Shareholders Elect All Seven Director Nominees

LEAMINGTON, ON, Nov. 18, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, today announced that all seven of the director nominees listed in the Company's management information circular dated September 23, 2020 were elected to serve as directors of the Company at its Annual Meeting of Shareholders on November 17, 2020.  The Annual Meeting of Shareholders was held virtually in an abundance of caution to protect the health and safety of Aphria's shareholders from the COVID-19 pandemic.

All of the matters put forward before shareholders for consideration and approval, as set out in the Company's Management Information Circular dated September 23, 2020, were approved by the requisite majority of votes cast at the meeting.

The following table provides detailed results of matters which were considered and voted upon:

Matters Voted Upon at the Meeting	Votes For	Votes Withheld
1. Election of Directors
Irwin D. Simon	27,721,382 (90.41%)	2,941,382 (9.59%)
Renah Persofsky	28,124,761 (91.72%)	2,538,003 (8.28%)
Jodi Butts	28,227,971 (92.06%)	2,434,793 (7.94%)
John M. Herhalt	28,973095 (94.49%)	1,689,699 (5.51%)
David Hopkinson	22,150,254 (72.24%)	8,512,510 (27.76%)
Tom Looney	22,240,359 (72.53%)	8,422,405 (27.47%)
Walter Robb	21,083,479 (68.76%)	9,579,286 (31.24%)
2. Re-appointment of Auditors –PricewaterhouseCoopers LLP for the ensuing year	101,657,609 (96.44%)	3,750,670 (3.56%)

The Company has filed its report of voting results on all resolutions voted on at the meeting on www.sedar.com and www.edgar.com.

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores or pharmacies (as applicable); general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 09:40e 18-NOV-20